Exhibit 4.41

English Summary

Construction Contract

This contract (the “Contract”) is entered into by and between Xinjiang Daqo New Energy Co., Ltd., as the owner (the “Owner”), and China National Chemical Engineering Third Construction Co., Ltd., as the contractor (the “Contractor”), as of March 2011 for the purpose of constructing a polysilicon and supporting project with an annual output of 250MW.

GENERAL PROVISION

1.     The Contractor shall construct for the Owner a polysilicon and supporting project with an annual output of 250MW in the Chemical New Materials Industrial Park at Shihezi, Xinjiang (the “Project”). The Contractor’s responsibilities include construction and installation engineering.

2.     The Owner shall make payment to the Contractor pursuant to the terms and conditions hereof.

PRICE AND PAYMENT

3.     The current estimated contract price of this Contract shall be RMB230,000,000 (excluding equipment and materials supplied by the Owner).

4.     Advance payments: The Owner shall make advance payments to the Contractor in an amount equal to 10% of the current estimated contract price pursuant to “contract price and payment conditions” within 14 business days after the execution of this Contract and receipt of the performance guarantee of this Contract that equals 10% of the total contract price and relevant invoices from the Contractor. The Owner shall deduct advance payments from progress payments payable to the Contractor. The payments shall be deducted from the first payment of progress payments, each time deducting 20% from the progress payment, until fully paid from the progress payment.

5.     Progress payments: The Owner shall make monthly payments to the Contractor after the Owner receives the relevant invoice confirming 85% of the construction cost by the supervisor and the Owner as the progress payments. During the process of construction, the Owner shall pay up to 95% of the auditing progress for the payments of completion and for completion of audit. The remainder shall be fully paid within 30 days after the 1-year warranty period.

6.     The Contractor shall open a bank account in Shihezi, Xinjiang. The fund shall be used exclusively for its designated purpose and shall not be used for any other purpose.

OBLIGATIONS OF THE CONTRACTOR

7.     The Contractor shall complete the construction of the Project in accordance with the agreed design and ensure that the completed Project satisfies the quality standards and health, safety and environmental goals upon completion.

8.     The Contractor shall comply with the construction management system of the Owner, provide plan and progress reports to the engineer and be responsible for environmental protection, supporting facilities and cleaning work. The Contractor shall start and complete the Project in accordance with the time set forth in this Contract.

9.     The Contractor shall provide the necessary equipment, materials, documents, personnel and services in connection with the construction of the Project as agreed in the Contract.

10.     The Contractor shall not assign or sub-contract all or any part of the Project to any third parties.

11.     The Contractor shall provide a guarantee to ensure the process and quality of the Project.

12.     The Contractor shall keep the design and relevant information confidential.

TERMINATION OF THE CONTRACT BY THE OWNER

13.     In the event that the Contractor assigns or sub-contracts all or parts of the Project to third parties, the Owner may terminate this Contract.

14.     In the event that the Contractor has a serious safety accident, the Owner may terminate this Contract.

TERMINATION OF THE CONTRACT BY BOTH PARTIES

15.     This Contract may be terminated by the mutual consent of both Parties.

16.     The Contractor may terminate this Contract if: (i) this Contract cannot be performed due to force majeure; or (ii) this Contract cannot be performed due to breach of contract by one party (including the stoppage or suspension of the Project caused by the Owner).

17.     A written notice regarding termination of contract shall be given to the other party if one party chooses to terminate this Contract pursuant to Articles 13, 14 or 16. The terminating party shall notify the other party about the termination 7 days before issuing the termination notice. This Contract shall be terminated upon receipt of such notice by the other party.

LIQUIDATED DAMAGES

18.     In the event that this Contract cannot be fulfilled because of the fault of the Contractor, the Contractor shall pay liquidated damages pursuant to the following terms: (i) if the Contractor cannot complete the Project by the agreed-upon completion date or delayed completion date as agreed by the engineer because of the fault of the Contractor, the Contractor shall pay RMB50,000/day for the delay (the total amount of damages shall not exceed 2% of the total Contract price); (ii) if the Contractor is not able to meet the quality standards of this Contract because of the fault of the Contractor, the Contractor shall pay 5% of the total Contract price as liquidated damages; (iii) if the Contractor violates safety management regulations or policies of the government or the Owner which lead to a serious safety accident, (A) when the Owner does not have economic loss, the Contractor shall pay RMB100,000 as compensation for reputation damage, and (B) when the Owner has economic loss, the Contractor shall pay for the direct economic loss); and (iv) if the Contractor did not perform the obligations of this Contract or did not perform its contractual obligations in accordance with this Contract, the Contractor shall pay the losses of the Owner.

19.     In the event that the Contractor replaces key personnel without the Owner’s consent or did not assign these persons in accordance to the agreed terms, the Contractor shall pay the following liquidated damages to the Owner:

Project Manager: RMB 500,000;

Project General Engineer: RMB 200,000;

Deputy Project Manager: RMB 200,000;

Construction Manager: RMB 200,000;

Quality Manager: RMB 150,000;

HSE Manager: RMB 150,000; and

Planning Manager: RMB 150,000.

CLAIMS AND DISPUTE RESOLUTION

20.     In the event that the Contractor believes that it is entitled to any damages or extension in time of delivery, it shall give the Owner notice within 28 days after the occurrence of the event which it believes gives rise to any such damages or extension.

21.     In the event that the Owner believes that it is entitled to any damages from the Contractor, it shall notify the Contractor of such damages.

22.     In the event of potential disputes, the parties shall try to resolve the disputes through friendly negotiation or command relative responsible departments to mediate. In the event that the parties are not able to resolve the disputes through negotiation or no settlement can be reached through mediation, either party may initiate legal proceeding in the court where the Project is located.

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